50
2-22-02



02005104

# U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER: 8-49677

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Arvest Investments, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 West Walnut
(No. and Street)

| Rogers | AR | 72756 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Calvin Jarrett — (479)-621-1825
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name ... if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

| 50 North Front Street, Suite 1000 | Memphis | TN | 38103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

## Oath or Affirmation

I, Calvin Jarrett, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Arvest Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Calvin Jarrett
Signature

President Brokerage Services
Title

Subscribed and sworn
to before me this
15th day of Feb 2002
Jeanne F. Reese
Notary Public

"NOTARY SEAL"
Jeanne F. Reese, Notary Public
State of Arkansas, Benton County
My Comm. Expires Jan. 20, 2003

This report contains (check all appropriate boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 17a-5.

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
## Table of Contents

# Arvest Investments, Inc.

(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)

# Financial Statements and Supplementary Information

# December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

## Report of Independent Accountants

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas) (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 30, 2002

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Statement of Financial Condition**
**December 31, 2001**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 868,329 |
| Receivable from broker-dealer | 467,172 |
| Marketable securities (Note 4) | 2,323,897 |
| Other assets | 151,452 |
| Total assets | $ 3,810,850 |
| **Liabilities and stockholder's equity** | |
| Payable to parent company and affiliates (Note 6) | $ 1,296,244 |
| Accounts payable, accrued expenses and other liabilities | 1,014,606 |
| Total liabilities | 2,310,850 |
| Commitments and contingent liabilities (Note 7) | |
| Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 1,500,000 |
| Total stockholder's equity | 1,500,000 |
| Total liabilities and stockholder's equity | $ 3,810,850 |

The accompanying notes are an integral part of these financial statements.

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Statement of Operations**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 9,492,243 |
| Mutual fund fees | 1,875,731 |
| Trading profits | 652,088 |
| Custodial fees | 68,445 |
| Interest and dividends | 98,613 |
| Total revenues | 12,187,120 |
| **Expenses** | |
| Compensation and related benefits | 7,442,783 |
| Brokerage clearing fee expense | 981,064 |
| Market data services | 472,371 |
| Other third-party processing expenses | 530,601 |
| Occupancy | 362,439 |
| Travel and entertainment | 165,832 |
| Registration fees | 140,982 |
| Interest expense | 171,360 |
| Other expenses | 268,477 |
| Total expenses | 10,535,909 |
| Net revenues prior to allocation of expenses from affiliates | 1,651,211 |
| Allocation of expenses from affiliates | (1,651,211) |
| Net income | $ - |

The accompanying notes are an integral part of these financial statements.

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2001**

| | Capital Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2001 | $ 1,500,000 | $ - | $ - | $ 1,500,000 |
| Net income | - | - | - | - |
| Balance at December 31, 2001 | $ 1,500,000 | $ - | $ - | $ 1,500,000 |

The accompanying notes are an integral part of these financial statements.

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas.)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ - |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in assets and liabilities: | |
| Increase in receivable from broker-dealer | (163,192) |
| Increase in marketable securities owned | (2,323,897) |
| Increase in other assets | (106,002) |
| Increase in payable to parent company and affiliates | 678,763 |
| Decrease in accounts payable, accrued expenses and other liabilities | (647,745) |
| Net cash used in operating activities | (2,562,073) |
| Cash and cash equivalents, beginning of year | 3,430,402 |
| Cash and cash equivalents, end of year | $ 868,329 |
| **Supplemental cash flows disclosures:** | |
| Interest paid | $ 171,360 |

The accompanying notes are an integral part of these financial statements.

**Arvest Investments, Inc.**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Notes to Financial Statements**

## Note 1 - Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas (the "Parent"), a majority-owned subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of the banks owned by ABG.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

## Note 2 - Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

### Income recognition

Commissions on trades and mutual fund fees are recorded on a settlement date basis. The amounts recorded approximate the amounts that would be recorded on a trade date basis. Commission income received by the Company is recorded gross, and the amount of clearing broker-dealer fees are recorded as expenses in the accompanying statement of operations.

Marketable securities are carried at fair value based on quoted market prices; included in trading profits are unrealized gains on the marketable securities of $15,405 at December 31, 2001. The Company had $2,323,897 of marketable securities on hand at December 31, 2001.

### Income taxes

The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

## Note 2 - Summary of Significant Accounting Policies (continued)

### Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Cash and cash equivalents as of December 31, 2001 included cash of $81,131 and money market funds of $787,198 deposited at the Company's clearing broker-dealer.

### Statements of changes in subordinated liabilities

The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2001 or during the year then ended.

### Financial instruments

The financial instruments, consisting of receivable from broker-dealers and marketable securities, of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

## Note 3 - Receivable From Broker-Dealer

Amounts receivable from the clearing broker-dealer at December 31, 2001 consisted of fees and commissions.

## Note 4 –Marketable Securities

Marketable securities at December 31, 2001 consist of trading securities at market value as follows:

| | |
|---|---|
| Obligations of U.S. government | $2,223,847 |
| State and municipal obligations | 100,050 |
| | $2,323,897 |

## Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2001, the Company had net capital of $1,214,037, which was $964,037 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of 1.90 to 1, which was less than the maximum allowable ratio of 15 to 1.

## Note 6 -Transactions with Affiliates

The Company is the exclusive provider of retail brokerage services through the affiliate banks of ABG and primarily derives its revenues from these services. Most of the Company's sales representatives are located in banking locations of these affiliate banks, and, therefore, affiliate bank customers have ready access to the sales representatives. In connection with these relationships, the Company is a party to agreements with the affiliate banks of ABG under which all of the Company's revenues are allocated to the affiliate bank whose customer base generated the revenues. Under other provisions established in the agreements, the allocation is net of the direct expenses incurred in connection with the generation of the revenues plus an allocation of all of the Company's other expenses. The net allocations are then distributed to the affiliate banks. As a result, the Company reports no net income after such distributions.

The Company rents office space from the Parent. The Company also rents equipment and purchases support services, including all personnel services, from an affiliate. Total expenses incurred for the above activities for the year ended December 31, 2001 amounted to $7,741,037. Included in payable to parent company and affiliates at December 31, 2001 is $1,296,244, representing unpaid balances relating to these expenses. The Company pays interest on its outstanding balances with the Parent and affiliates which amounted to $66,183 for the year ended December 31, 2001.

The Parent may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2001, there were no such contributions of capital. The Company also maintained cash on deposit with the Parent at December 31, 2001 totaling $81,131.

## Note 7 - Commitments and Contingent Liabilities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing broker will be reimbursed by the Company in accordance with the clearing agreement between the clearing broker and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2001, the Company does not anticipate losses, if any, arising from these activities to have a material impact on the financial statements.

## SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**Arvest Investments, Inc.** **Schedule I**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2001**

## Computation of Net Capital

| | |
|---|---|
| Total stockholder's equity | $ 1,500,000 |
| Total stockholder's equity qualified for net capital | 1,500,000 |
| Deductions: | |
| Nonallowable assets: | |
| Other assets | (115,409) |
| Total nonallowable assets | (115,409) |
| Customers' unsecured debit balances at clearing broker | (17,263) |
| Total deductions | (132,672) |
| Net capital before haircuts on securities | 1,367,328 |
| Haircuts on securities: | |
| Trading and investment securities: | |
| Money market account | (15,744) |
| Trading inventory | (137,547) |
| Total haircuts on securities | (153,291) |
| Net capital | $ 1,214,037 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Items included in the statement of financial condition: | |
| Payable to parent company and affiliates | $ 1,296,244 |
| Accounts Payable, accrued expenses and other liabilities | 1,014,606 |
| Aggregate indebtedness | $ 2,310,850 |

## Computation of Basic Net Capital Requirements

| | |
|---|---|
| Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness) | $ 250,000 |
| Excess net capital | $ 964,037 |
| Ratio of aggregate indebtedness to net capital | 1.90 to 1 |

No material differences existed between the above computation included in the Company's unaudited FOCUS report as of December 31, 2001.

**Arvest Investments, Inc.** **Schedule II**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2001**

| | | |
|---|---|---|
| Credit balances | | |
| Free credit balances and other credit balances in customers' security accounts | | $ - |
| Monies borrowed collateralized by securities carried for the accounts of customers | | - |
| Monies payable against customers' securities loaned | | - |
| Customers' securities failed to receive (including credit balances in continuous net settlement accounts) | - | |
| Credit balances in firm accounts that are attributable to principal sales to customers | | - |
| Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days | | - |
| Market value of short security count differences over thirty calendar days old | | - |
| Market value of short securities and credits in all suspense accounts over thirty calendar days | | - |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | | - |
| Total credit items | | $ - |
| Debit balances | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3 | | $ - |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | - |
| Failed to deliver of customers' securities not older than thirty calendar days | | - |
| Other | | - |
| Gross debits | | - |
| Less three percent charge | | - |
| Total debit items | | - |
| Reserve computation | | |
| Excess of total debits over total credits | | $ - |
| Required deposit | | NONE |

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2001.

**Arvest Investments, Inc.** **Schedule III**
**(a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas)**
**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2001**

| | |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). | $ - |
| A. Number of items | - |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ - |
| A. Number of items | - |

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

**Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank, Rogers, Arkansas) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

PricewaterhouseCoopers LLP

January 30, 2002